Jeffrey Turner, Esq.

JDT LEGAL, PLLC

897 Baxter Drive

So. Jordan, UT, 84095

(801) 810-4465

jeff@jdt-legal.com

AUGUST 19, 2021

Attorney Ernest Greene

Finance Office Manufacturing

U.S. Securities Exchange Commission

Washington, D.C. 20549

Re: Nutranomics, Inc.

Form 1-A: Request for Qualification

File No. 024-11594

Dear Mr. Greene:

On behalf of Nutranomics, Inc. (the “Company”), I hereby request qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EDT on Monday, August 23, 2021.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely, JDT LEGAL, PLLC
/s/ Jeff Turner Jeff Turner jeff@jdt-legal.com